Mail Stop 3561

April 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Qinqjie Zhao
President and Chief Executive Officer
Wonder Auto Technology, Inc.
No. 16 Yulu Street
Taihe District
Jinhou City, Liaoning
People's Republic of China, 121013

   Re: Wonder Auto Technology, Inc.
      Form 10-K for the year ended December 31, 2007
      Filed February 20, 2008
      File No. 1-33648

Dear Mr. Zhao:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief